UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

LAVA Therapeutics N.V.1

(Name of Issuer)

Common Shares, €0.12 par value

(Title of Class of Securities)

N51517105

(CUSIP Number)

March 25, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]

Per the 424(b) Prospectus dated March 24, 2021: “Prior to the closing of this offering, we will complete a corporate reorganization in the course of which we will be converted into a public company under Dutch law (naamloze vennootschap) and our legal name will change to LAVA Therapeutics N.V. Therefore, investors in this offering will only acquire, and this prospectus only describes the offering of, common shares of LAVA Therapeutics N.V.”

CUSIP No. N51517105

1.	Names of Reporting Persons SANOFI
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Republic of France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,919,455 shares
	6.	Shared Voting Power 0 share
	7.	Sole Dispositive Power 1,919,455 shares
	8.	Shared Dispositive Power 0 share

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,919,455 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.0%
12.	Type of Reporting Person (See Instructions) CO

Item 1.

	(a)	Name of Issuer LAVA Therapeutics N.V.

	(b)	Address of Issuer’s Principal Executive Offices Yalelaan 60, 3584 CM Utrecht, The Netherlands

Item 2.

	(a)	Name of Person Filing Sanofi

	(b)	Address of Principal Business Office or, if none, Residence 54 Rue La Boétie, 75008 Paris (France)

	(c)	Citizenship The Republic of France

	(d)	Title of Class of Securities Common Shares, €0.12 par value

	(e)	CUSIP Number N51517105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,919,455 shares

(b) Percent of class: 7.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 1,919,455 shares

(ii) Shared power to vote or to direct the vote 0 share

(iii) Sole power to dispose or to direct the disposition of 1,919,455 shares

(iv) Shared power to dispose or to direct the disposition of 0 share

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Sanofi Foreign Participations B.V. 1,919,455 shares 7.0% *The shares are held of record by Sanofi Foreign Participations B.V., the reporting person’s indirect, wholly-owned subsidiary.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2021
Date

/s/ Alexandra Roger*
Signature

Alexandra Roger Head of Securities Law and Capital Markets
Name/Title

*

Alexandra Roger is signing on behalf of Sanofi by power of attorney previously filed with the Securities and Exchange Commission on February 3, 2016 as Exhibit 24 to Form 4, and hereby incorporated by reference herein.